SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file numbers:
333-38196

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

IMATION RETIREMENT INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMATION CORP.
1 Imation Place
Oakdale, Minnesota 55128-3414

REPORT OF INDEPENDENT ACCOUNTANTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 2002 and 2001
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 2002
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of December 31, 2002
SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 2002
SIGNATURES
IMATION RETIREMENT INVESTMENT PLAN EXHIBITS
EX-23 Consent of Independent Accountants
EX-99.1 Certification Pursuant to 18 USC Sec. 1350
EX-99.2 Certification Pursuant to 18 USC Sec. 1350

IMATION RETIREMENT INVESTMENT PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
as of December 31, 2002 and 2001
and
for the year ended December 31, 2002
and Supplemental Schedules
as of and for the year ended December 31, 2002

IMATION RETIREMENT INVESTMENT PLAN

INDEX

Page(s)

Report of Independent Accountants	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	4
Notes to Financial Statements	5-11
Supplemental Schedules:
Schedule of Assets (Held at End of Year) as of December 31, 2002	12
Schedule of Reportable Transactions for the year ended December 31, 2002	13
Signature	14
Exhibit Index	15

REPORT OF INDEPENDENT ACCOUNTANTS

To the Pension and Retirement Committee of
Imation Corp.:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Imation Retirement Investment Plan (the Plan) as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 6, 2003

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2002 and 2001

ASSETS

	2002	2001

Investments	$320,052,167	$382,482,333
Receivables:
Participant loans	8,477,634	10,338,099
Securities sold	308,627	2,284

Total assets	328,838,428	392,822,716

LIABILITIES

ESOP notes payable to Imation	899,710	899,710
Accrued interest	142,837	75,359
Securities purchased	214,589	—

Total liabilities	1,257,136	975,069

Net assets available for benefits	$327,581,292	$391,847,647

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2002

Additions:
Contributions:
Participant	$10,461,995
Rollover	1,099,050
Investment income:
Interest income	5,049,846
Dividend income	2,603,884

19,214,775

Deductions:
Distributions to participants	73,096,574
Net depreciation in fair value of investments	10,067,815
Administrative expenses	249,263
Interest expense	67,478

83,481,130

Net decrease	(64,266,355)
Net assets available for benefits, beginning of period	391,847,647

Net assets available for benefits, end of period	$327,581,292

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following brief description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

Imation Corp. (Imation or the Company) became an independent, publicly-held company as of July 1, 1996, when 3M Company (formerly known as Minnesota Mining and Manufacturing Company) (3M) spun-off its data storage and imaging systems businesses (the Distribution). In connection with the Distribution, the Company established the Plan effective July 1, 1996 for the benefit of its employees. Effective July 1, 1996, the account balances of all employees of Imation who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan and Employee Stock Ownership Plan (the VIP Plan) to the Plan.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Substantially all active United States salaried and non-union hourly employees of Imation are eligible to participate in the Plan.

Contributions

Participant Contributions and Rollovers

The Plan is comprised of four accounts containing participants’ contributions and the related earnings thereon: the Retirement Savings Account (RSA), the Thrift Account, the Individual Retirement Account (IRA) and the Rollover Account. The RSA contains the amounts attributable to participants’ pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants’ RSA accounts which were transferred from the VIP Plan. The Plan allows participants to contribute from 1% to 15% of their annual compensation to the RSA through pre-tax salary deferrals, not to exceed the Internal Revenue Service (IRS) limits. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period. The Thrift Account and the IRA are not contribution options under the Plan, but instead, represent participant accounts under the VIP Plan that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants’ after-tax contributions made under the provisions of the VIP Plan. The IRA represents the amounts attributable to participants’ deductible employee contributions made under the provisions of the VIP Plan in effect prior to 1987. The Rollover Account contains the amounts contributed to the Plan or transferred from the VIP Plan Rollover Account related to rollover contributions from a former employer’s qualified plan.

Company Contributions

The Plan is comprised of three accounts containing Company contributions and the related earnings thereon: the Company Match Account (CMA), the Performance Pay Account (PPA) and the Company Contribution Account, Pre-7/96 (CCA).

Imation utilizes an Employee Stock Ownership Plan (ESOP) arrangement within the Plan to fund the Company’s contributions. Basic matching contributions are made from the ESOP to the CMA in the form of Imation common stock at a rate of 100% of each participant’s RSA contributions up to and including 3% of the participant’s compensation and 25% of each participant’s RSA contributions greater than 3% but not exceeding 6% of the participant’s compensation. For the year ended December 31, 2002, 165,225 shares of Imation common stock with a total fair value of $4,748,323 were allocated from the ESOP to the CMA. Due to the level of cumulative funding in prior periods, Imation was not required to make any cash contributions to the Plan during the year ended December 31, 2002.

At the discretion of the Company’s Pension and Retirement Committee, additional employer contributions from the ESOP may also be made to the PPA if the Company meets certain financial targets, with overall contributions not to exceed 3% of all participants’ compensation. There were no PPA contributions for the year ended December 31, 2002.

Annual cash contributions made by Imation to the Plan must be sufficient to fund the ESOP-related debt service.

The CCA contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996. There will be no further Company contributions to the CCA.

Vesting

Participants shall at all times have fully vested, nonforfeitable interest in all of their accounts under the Plan.

Payment of Benefits

Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA or Rollover Account at any time. Participants may withdraw funds from the RSA, CMA, PPA or CCA upon reaching age 59-1/2, termination of employment, total and permanent disability or death. Participants may elect to receive their benefits through a lump sum distribution, two or more partial payments or monthly, quarterly, semi-annual or annual installments.

Participant Accounts and Balances

The participants are allowed to direct their contributions into a variety of investment funds, consisting of mutual funds, commingled trust funds, common/collective trust funds, a Plan-specific fund that invests in high-quality, U.S. dollar-denominated, interest-bearing investment contracts, and cash equivalents. Effective June 1, 2000, a fund which invests solely in Imation common stock was added as an investment option to which participants may direct their contributions. In addition to the participant-directed investment options, the Plan maintains a separate Imation common stock fund (from Imation matching contributions) and a 3M Stock Fund (from historical rollovers), which hold investments primarily in the common stock of each of the respective companies.

Loans to Participants

Participants may borrow against their RSA and Rollover Account balances. The total number of loans outstanding to an individual participant may not exceed two at any time and the maximum amount of a participant’s loans may not exceed the lesser of:

•	50% of the combined value of the participant’s balances in the RSA, Rollover Account, Loan Account, CCA and CMA, reduced by the existing loan balance,

•	$50,000 reduced by the highest outstanding balance of loans from the Plan to the participant during the 12-month period ending on the day before the date of the new loan, or

•	90% of the combined value of the participant’s balances in the RSA and Rollover Account.

The minimum loan amount shall be $500. Loan terms range from one to 60 months at annual interest rates equal to the prime rate plus 1% on the date of loan origination. Principal and interest are repaid ratably through payroll deductions.

Interfund Transfers

Participants may reallocate their RSA, Thrift Account, IRA and Rollover Account balances between the various investment fund options, other than the non participant-directed Imation common stock fund and the 3M Stock Fund. In addition, participants who have either retired after reaching age 55 or who have reached age 55 and completed at least five years of service with the Company (including years of service with 3M) may transfer up to 50% of the value of their non participant-directed Imation common stock held in the CMA and PPA to any other investment funds other than the 3M Stock Fund. Participants may also transfer the value of their 3M common stock held in the CCA from the 3M Stock Fund to any other investment funds other than the non participant-directed Imation common stock fund.

Effective June 1, 2003, all participants are allowed to transfer the value of their non participant-directed Imation common stock held in the CMA and PPA to any other investment funds other than the 3M Stock Fund.

Administrative Costs

Imation pays all of its internal administrative costs of the Plan. External administrative costs, including participant communication expenses, trustee fees, recordkeeping fees and investment management expenses, are proportionately paid by the Plan’s various investment funds and accounts.

Plan Termination

While Imation has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan are to be distributed to the participants in accordance with the Plan document.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting, which recognizes income when earned and expenses when incurred.

Valuation of Investments

Investments of the Plan as of December 31, 2002 and 2001 consist primarily of mutual funds, commingled trust funds, Imation and 3M common stock and cash equivalents. In addition, as of December 31, 2001, investments of the Plan included investment contracts. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The cash equivalents are stated at fair value, which approximates cost. The investment contracts were stated at contract value (which represented contributions less withdrawals, plus interest earned at fixed rates) which approximated fair value. The investment contracts’ interest rates ranged from 6.5% to 6.96% as of December 31, 2001. The contracts’ weighted average interest rates were 6.75% as of December 31, 2001. The contracts’ interest rates were reset quarterly based on the performance of the underlying investments. There were certain limitations on the contracts based on events initiated by the employer, as defined in the investment contracts. The fair value of investments includes accrued investment income.

Investment Income

Interest and dividend income are recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from participants are recorded in the period the Company makes payroll deductions from Plan participants. The Plan makes matching contributions by allocating shares of Imation common stock to the respective participants’ accounts based on the timing of the respective participant contributions. Imation makes cash contributions to the Plan when necessary to meet ESOP debt service requirements. Discretionary employer contributions to the PPA are recorded in the period in which they are earned.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, other fixed income securities, mutual funds, investment contracts and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and that those changes could be unfavorable.

3.    Investments

The following table presents the value of investments as of December 31, 2002 and 2001, with those individual investments representing 5% or more of the Plan’s net assets separately identified:

	2002	2001

Investments, at fair value:
Mutual funds:
Fidelity Dividend Growth Fund	$32,048,852	$51,684,225
Fidelity Equity-Income Fund	19,023,062	28,119,844
Other	38,320,389	51,257,018
Commingled trust funds:
Fidelity Managed Income Portfolio II	88,600,657	80,869,480
Fidelity U.S. Equity Index	41,080,949	69,011,570
Fidelity Institutional Cash Portfolio	1,350,475	1,456,357
Imation common stock	53,199,661	39,124,065
3M common stock	46,428,122	55,944,419
Investments, at contract value:
Investment contracts	—	5,015,354

Total investments	$320,052,167	$382,482,333

The net (depreciation) appreciation in fair value of investments for the year ended December 31, 2002, including investments purchased or sold, as well as those held during the year, was as follows:

Mutual funds	$(21,268,467)
Commingled trust funds	(13,489,090)
Imation common stock	22,571,262
3M common stock	2,118,480

$(10,067,815)

4.    Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of December 31, 2002 and 2001, and for the year ended December 31, 2002, is presented below. For purposes of these disclosures, all Imation common stock held by the Plan is considered to be non participant-directed because the participant-directed and non participant-directed amounts cannot be separately determined. Effective June 1, 2003, all participants are allowed to transfer the value of their non participant - directed Imation common stock held in the CMA and PPA to any other investment funds other than the 3M Stock Fund.

Net Assets	2002	2001

Imation common stock	$53,199,661	$39,124,065
Fidelity Institutional Cash Portfolio	1,350,475	1,456,357

	$54,550,136	$40,580,422

Year Ended
Changes in Net Assets	December 31, 2002

Participant contributions	$146,368
Rollover contributions	8,834
Dividend and interest income	11,165
Net appreciation in fair value of investments	22,571,262
Distributions to participants	(7,817,517)
Administrative expenses	(36,958)
Interfund transfers	(913,440)

Total	$13,969,714

5.    ESOP Notes Payable to Imation

In 1996, the Plan borrowed $50,000,000 from Imation (the ESOP debt) at an annual rate of interest of 7.5% to purchase Imation common stock. Interest and principal payments on the ESOP debt are due in 240 equal monthly installments with any prepayments applied first to accrued interest and then to scheduled principal payments in order of maturity. The debt is collateralized by the non participant-directed Imation common stock held by the Plan and not yet released as collateral. The non participant-directed Imation common stock is released as collateral as the debt is repaid. This stock is then allocated to participants as it is earned based on Imation’s matching requirements or PPA contributions.

As of December 31, 2002 and 2001, the ESOP debt was collateralized by 53,402 of unreleased shares of Imation common stock with a fair value of $1,873,342 and $1,152,315, respectively. Future payments on the ESOP debt will be paid through contributions from Imation. For the year ended December 31, 2002, there were 165,225 shares of Imation common stock with a total fair value of $4,748,323 allocated to Plan participants.

As of December 31, 2002, the Plan had prepaid $47,748,179 of principal on the debt. The next scheduled payment on the ESOP debt is in 2016.

6.    Tax Status

The Plan has received a favorable determination letter from the IRS, dated June 30, 1997, indicating that the Plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code (IRC) and is therefore generally exempt from federal income taxes under provisions of Section 501(a).

The Plan has been amended since receiving the determination letter. However, the Imation Pension and Retirement Committee, the Plan Administrator, believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.    Related Party Transactions

Fidelity Management Trust Company (the Trustee) administers the assets of the Plan and executes transactions therein. The Trustee is authorized, under contract provisions and by ERISA regulations which provide administrative and statutory exemptions, to invest in funds under its control and in securities of Imation. For the year ended December 31, 2002, such purchases and sales were as follows:

	Purchases	Sales

Imation common stock	$5,117,042	$13,775,705
Trustee-controlled funds	118,867,435	148,821,486

SUPPLEMENTAL SCHEDULES
IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2002

(a)	(b)	(c)	(d)	(e)
		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost **	Value

*	Fidelity Management Trust Company	Fidelity Dividend Growth Fund		$32,048,852
*	Fidelity Management Trust Company	Fidelity Equity-Income Fund		19,023,062
*	Fidelity Management Trust Company	Fidelity Puritan Fund		13,079,487
	Harbor Capital Advisors, Inc	Harbor International Fund		11,544,653
	Undiscovered Managers, LLC	Undiscovered Managers Behavioral Growth Fund		7,263,395
*	Fidelity Management Trust Company	Fidelity Blue Chip Fund		4,015,647
*	Fidelity Management Trust Company	Fidelity U.S. Equity Index		41,080,949
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II		88,600,657
	Sterling Capital Management, LLC	Sterling Capital Small Cap Value Fund		2,417,207
*	Fidelity Management Trust Company	Fidelity Institutional Cash Portfolio	$1,350,475	1,350,475
*	Imation Corp	Common stock, $0.01 par value	35,922,857	53,199,661
	3M Company	Common stock, $0.01 par value	25,004,863	46,428,122
*	Participant loans receivable	Interest rates of 5.75% to 10.5%		8,477,634

				$328,529,801

*	Denotes party-in-interest.

**	Certain information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
for the year ended December 31, 2002

(h)
(a)		(c)	(d)	(g)	Current Value of
Identity of Party	(b)	Purchase	Selling	Cost of	Asset on	(i)
involved	Description of Asset	Price	Price	Asset	Transaction Date	Net Gain (Loss)

Series of Transactions:

Fidelity Management Trust Company	Fidelity Institutional Cash Portfolio:
	Purchases Sales	$21,978,824	$22,084,706	$21,978,824 $22,084,706	$21,978,824 $22,084,706

Note: Columns (e) and (f) are excluded as they are not applicable.

Note: Activity related to participant-directed transactions is excluded from this schedule because this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN

Date:	June 27, 2003	By:	/s/ Robert L. Edwards
Robert L. Edwards
Senior Vice President, Chief Financial Officer
and Chief Administrative Officer of Imation Corp.
and Member of the Pension and Retirement
Committee, Plan Administrator

IMATION RETIREMENT INVESTMENT PLAN
EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

23	Consent of Independent Accountants
99.1	Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002